Schedule a

Funds

Series	ANNUAL RATE OF AVERAGE DAILY NET ASSETS	EFFECTIVE DATE
First Trust Indxx Global Natural Resources Income ETF (fka First Trust ISE Global Copper Index Fund)	0.70%	December 6, 2010
First Trust Indxx Global Agriculture ETF (fka First Trust ISE Global Platinum Index Fund)	0.70%	December 20, 2010
First Trust BICK Index Fund	0.64%	December 6, 2010
First Trust Indxx NextG ETF (fka First Trust NASDAQ Smartphone Index Fund)	0.70%	February 15, 2011
First Trust S-Network Future Vehicles & Technology ETF (fka First Trust NASDAQ Global Auto Index Fund)	0.70%	May 6, 2011
First Trust Cloud Computing ETF	0.60%	July 6, 2011
First Trust Indxx Metaverse ETF	0.70%	April 13, 2022